UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

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Jack in the Box Inc.
(Name of Subject Company)

Jack in the Box Inc.
(Name of Person(s) Filing Statement)

____________________

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

466367109
(CUSIP Number of Class of Securities)

Phillip H. Rudolph
Senior Vice President, General Counsel and
Corporate Secretary
9330 Balboa Avenue
San Diego, CA 92123-1516
858-571-2121
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) filing Statement

____________________

With a copy to:
James J. Moloney
Gibson Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, CA 92612
949-451-4343

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Jack in the Box Inc. released the following press release on October 6, 2008.

FOR IMMEDIATE RELEASE

Investor Contact:
Carol DiRaimo, (858) 571-2407

Media Contact:
Brian Luscomb, (858) 571-2291

Jack in the Box Inc. Responds to Western Sizzlin Corporation’s Press Release Announcing Proposed Exchange Offer for Approximately 1.2 Percent of the Company’s Shares

SAN DIEGO, October 6, 2008 – Jack in the Box Inc. (NYSE: JBX) today said that it has reviewed the Oct. 3, 2008, press release of Western Sizzlin Corporation (NASDAQ:WEST) announcing its intent to offer an exchange of up to 680,500 shares of JBX stock for WEST stock. This represents only 1.2 percent of JBX shares outstanding at the end of the company’s third quarter.

The company has no additional information pertaining to this unsolicited exchange offer and will have no further comment on this matter until Western Sizzlin Corporation files the Form S-4 with the Securities and Exchange Commission (“SEC”). At that time, the company will evaluate the filing and respond accordingly. Until then, there is no action that either the company or its shareholders need to take in response to Western Sizzlin Corporation’s announcement.

The exchange offer referred to in this press release has not commenced and this press release is neither an offer to buy nor an invitation to purchase any securities, or an offer to sell any securities. This release does not constitute a recommendation as to any tender or exchange offer that may be commenced, nor does it constitute a solicitation of any vote or approval that may be required.

        Investors and security holders of Jack in the Box Inc. are urged to read any disclosure documents filed with the SEC, including any tender offer statement and/or registration statement filed by Western Sizzlin Corporation and Jack in the Box Inc.’s recommendation regarding such exchange offer when it is available because they will contain important information. Investors and security holders will be able to obtain a free copy of the disclosure documents and the recommendation (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov.

About Jack in the Box Inc.

Jack in the Box Inc. (NYSE: JBX), based in San Diego, is a restaurant company that operates and franchises Jack in the Box® restaurants, one of the nation’s largest hamburger chains, with more than 2,100 restaurants in 18 states. Additionally, through a wholly owned subsidiary, the company operates and franchises Qdoba Mexican Grill®, a leader in fast-casual dining, with more than 400 restaurants in 40 states. The company also operates a proprietary chain of convenience stores called Quick Stuff®, with 61 locations, each built adjacent to a full-size Jack in the Box restaurant and including a major-brand fuel station. For more information, visit www.jackinthebox.com.

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